Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 8 DATED NOVEMBER 16, 2020

TO THE PROSPECTUS DATED APRIL 21, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 21, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on BREIT’s portfolio;
•	to disclose the transaction price for each class of our common stock as of December 1, 2020;
•	to disclose the calculation of our October 31, 2020 NAV per share for all share classes; and
•	to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

For the month ended October 31, 2020, BREIT’s Class S NAV per share increased $0.16, from $11.20 as of September 30, 2020 to $11.36 as of October 31, 20201. This price movement was driven by (i) increases in the value of our industrial, multifamily and net lease properties as investors seek income-producing real estate with solid fundamentals in a low interest rate environment. In addition, rent collections for our multifamily, industrial, net lease, retail, and office properties were 2.5% below a typical month.

Overall, we continue to expect the path to a full economic recovery will be uneven and vary by sector. Resilient sectors with solid fundamentals, such as industrial and multifamily, continue to be well-positioned in the current environment. We continue to see increasing levels of transaction activity and have completed recent acquisitions of high-quality assets consistent with those in our existing portfolio. As an example, in October, BREIT entered into a definitive agreement to acquire Simply Self Storage, a $1.2 billion self-storage portfolio located across the U.S. Simply Self Storage is one of the top five private owners of self-storage and operates a high-quality portfolio totaling eight million square feet. Similar to logistics, self-storage has proven to be a resilient sector through economic cycles as a result of low turnover, minimal maintenance costs and stable cash flows. BREIT continues to maintain substantial liquidity ($4.2 billion as of November 16, 2020), modest leverage (46% loan-to-value as of October 31, 2020) and a robust pipeline of identified transactions ($3.3 billion as of October 31, 2020).

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 179 of the Prospectus. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances will not be included as part of the calculation above. References to our liquidity position primarily consist of capacity on our undrawn lines of credit as well as cash on hand.

December 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2020 (and repurchases as of November 30, 2020) is as follows:

Transaction Price (per share)
Class S	$11.3607
Class I	$11.3279
Class T	$11.1613
Class D	$11.2028

[1]	BREIT’s Class I NAV per share increased from $11.17 to $11.33, BREIT’s Class T NAV per share increased from $11.00 to $11.16 and BREIT’s Class D NAV per share increased from $11.05 to $11.20.

The December 1 transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2020. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

October 31, 2020 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since October 31, 2020 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for October 31, 2020 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of October 31, 2020 ($ and shares in thousands):

Components of NAV	October 31, 2020
Investments in real estate	$33,874,244
Investments in real estate debt	4,715,131
Investments in unconsolidated entities	850,953
Cash and cash equivalents	335,797
Restricted cash	557,955
Other assets	840,471
Mortgage notes, term loans, and revolving credit facilities, net	(18,004,650)
Secured financings on investments in real estate debt	(2,154,026)
Subscriptions received in advance	(336,924)
Other liabilities	(760,150)
Accrued performance participation allocation	(24,168)
Management fee payable	(20,575)
Accrued stockholder servicing fees (1)	(6,185)
Non-controlling interests in joint ventures	(252,538)
Net asset value	$19,615,335
Number of outstanding shares/units	1,731,578

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2020, the Company has accrued under GAAP $581.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$7,644,183	$9,934,000	$506,008	$1,284,091	$247,053	$19,615,335
Number of outstanding shares/units	672,863	876,948	45,336	114,622	21,809	1,731,578
NAV Per Share/Unit as of October 31, 2020	$11.3607	$11.3279	$11.1613	$11.2028	$11.3279

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the October 31, 2020 valuations, based on property types. Once we own more than one office property we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.5%	5.3%
Industrial	6.9%	5.5%
Net lease	7.4%	6.8%
Hotel	9.2%	9.5%
Retail	7.7%	6.5%
Other(2)	7.3%	6.3%

____________

(1)	Multifamily includes student housing and manufactured housing
(2)	Other includes self-storage.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Net Lease	Hotel	Retail	Other
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+1.8%	+1.8%	+1.8%	+1.8%
(weighted average)	0.25% increase	(1.9%)	(2.1%)	(1.7%)	(1.8%)	(1.8%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+3.1%	+2.9%	+2.1%	+1.5%	+2.3%	+2.4%
(weighted average)	0.25% increase	(2.8%)	(3.2%)	(1.9%)	(1.4%)	(2.1%)	(2.2%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2020 ($ and shares in thousands):

Components of NAV	September 30, 2020
Investments in real estate	$32,826,503
Investments in real estate debt	4,965,677
Investments in unconsolidated entities	831,140
Cash and cash equivalents	240,022
Restricted cash	468,567
Other assets	861,444
Mortgage notes, term loans, and revolving credit facilities, net	(17,640,606)
Secured financings on investments in real estate debt	(2,392,945)
Subscriptions received in advance	(217,461)
Other liabilities	(716,314)
Accrued performance participation allocation	—
Management fee payable	(19,869)
Accrued stockholder servicing fees (1)	(5,804)
Non-controlling interests in joint ventures	(236,212)
Net asset value	$18,964,142
Number of outstanding shares/units	1,697,827

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of September 30, 2020, the Company has accrued under GAAP $572.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$7,415,795	$9,597,915	$495,793	$1,211,380	$243,259	$18,964,142
Number of outstanding shares/units	662,034	859,364	45,052	109,596	21,781	1,697,827
NAV Per Share/Unit as of September 30, 2020	$11.2015	$11.1686	$11.0048	$11.0532	$11.1686

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $12.0 billion in shares of common stock, consisting of up to $10.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 813,581,813 shares of our common stock (consisting of 417,242,188 Class S Shares, 281,984,491 Class I Shares, 25,903,866 Class T Shares, and 88,451,268 Class D Shares) in the primary offering for total proceeds of $9.1 billion and (ii) 51,162,257 shares of our common stock (consisting of 29,365,581 Class S Shares, 15,516,024 Class I Shares, 2,003,907 Class T Shares, and 4,276,745 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.6 billion. As of October 31, 2020, our aggregate NAV was $19.6 billon. We intend to continue selling shares in the Offering on a monthly basis.